Hydra Industries Acquisition Corp.

3 Columbus Circle, 16th Floor

New York, NY 10019

September 19, 2014

Via EDGAR

Pamela Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NW

Washington, DC 20549

Re:	Hydra Industries Acquisition Corp.
Registration Statement on Form S-1
Filed August 19, 2014
File No. 333-198236

Dear Ms. Long:

Hydra Industries Acquisition Corp. (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 15, 2014, regarding our Registration Statement on Form S-1 (the “Registration Statement”) filed on August 19, 2014. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

General

1.	We encourage you to file the remaining exhibits, including the legal opinion, as soon as possible. Please understand that we will need adequate time to review these materials before effectiveness.

We hereby advise the Staff that, with the exception of the underwriting agreement, we are filing all exhibits with Amendment No. 1 to the Registration Statement. We further advise the Staff that we will file the underwriting agreement as soon as possible in order that the Staff will have adequate time to review such agreement.

2.	Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has completed its review of the underwriter arrangements for this offering and has no objection.

We hereby advise the Staff that we will ensure that, prior to effectiveness, the Staff will receive a copy of a letter or a phone call from FINRA stating that FINRA has completed its review of the underwriting arrangements and has no objection.

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, will present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We hereby advise the Staff that in the event that we present written communications to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”), we will supplementally provide the Staff with copies of all such written communications. We further advise the Staff that investors will not retain copies of any such materials.

Table of Contents

4.	Please remove the sentence in the paragraph above the table of contents that advises investors that information is accurate only as of the date on the front of the prospectus. This statement may suggest to investors that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale.

We have complied with the Staff's request and removed the sentence in the paragraph above the table of contents that advises investors that information is accurate only as of the date on the front of the prospectus.

Risk Factors, page 30

We may redeem the terms of the warrants in a manner that may be adverse..., page 57

5.	Please tell us how you intend to comply with Section 5 of the Securities Act with respect to any amendments to the public warrants. Please address whether any of the amendments contemplated would call into question whether or not you will be issuing a new security that might require registration.

We hereby advise the Staff that we have revised the risk factor on page 30 entitled “We may amend the terms of the warrants in a manner that may be adverse…” to state that if a warrant amendment is so substantial that the solicitation of the consent of the warrant holders would be deemed to be the offering of a new security, our ability to effect any such amendment would be subject to compliance with the registration requirements of the Securities Act or an available exemption therefrom.

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-9

Subsequent Events, page F-11

6.	Please disclose the actual date through which subsequent events were evaluated as required by FASB ASC 855-10-50-1.

We have complied with the Staff's request and disclosed that the actual date through which subsequent events were evaluated as required by FASB ASC 855-10-50-1 was August 19, 2014, the date that the financial statements were available for issuance.

******************

In making this response the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact Stuart Neuhauser, Esq. at (212) 370-1300.

Very truly yours,

/s/ Jeffrey S. Lipkin
Jeffrey S. Lipkin
Executive Vice President, Chief Financial Officer and Chief Operating Officer
Hydra Industries Acquisition Corp.

cc: Martin E. Schloss, Esq.

Stuart Neuhauser, Esq.

Michael J. Zeidel

Gregg A. Noel

Jonathan B. Ko